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                                                                   May 27, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attn: Mr. John Zitko

Re:       Xfone, Inc. ("Xfone" or the "Company")

Dear Mr. Zitko:

I wanted to follow up on my letter of May 13, 2008 and our call of May 15, 2008. Although the Company is following up to obtain exact figures on any resales of the 1,950,000 shares sold pursuant to the Registration Statement on Form SB-2 declared effective on August 6, 2007, it appears that a small number of the shares have been resold by certain investors. I will send you details as soon as I receive them. I have discussed the issues raised by you surrounding the Registration Statement with Xfone's General Counsel, Alon Reisser. Considering the difficulties resolving the issues you have raised. We would like to set up an in-person meeting with the staff to try and address these issues and seek a resolution. Amongst, the Company's obvious concerns is that it has an obligation to register the shares of common stock included in the Registration Statement dated April 18, 2008 which is in limbo pending the outcome of this issues related to the August 6, 2007 Registration Statement. Xfone would like you to know that it takes its filing obligations very seriously and will take any necessary steps to satisfy the staff.

Please let me know if you are available for a meeting anytime over the next few days. We would like to thank you for your time in advance.

Sincerely,

/s/ Arthur S, Marcus, Esq.
Arthur S, Marcus, Esq.

cc: Alon Reisser, General Counsel

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